UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS ON THE ANNOUNCEMENT OF AEROCALIFORNIA’S SUSPENSION

Guadalajara, Jalisco, Mexico, July 24, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (the “Company” or “GAP”) today made an announcement to the market regarding Aerocalifornia’s operations at GAP’s airports, per the announcement issued by the Mexican Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) regarding the suspension of Express Jet and Aerocalifornia within Mexican air space due to alleged non-payment for rights to use national air space. The Company is unable to determine how long these suspensions will last, and the impact on GAP will depend on their length.

It is important to note that at the close of June 2008, Aerocalifornia represented 6.1% of GAP’s total traffic.

Aerocalifornia currently has operations in five of the Company’s 12 airports (Guadalajara, Hermosillo, La Paz, Los Mochis and Tijuana), representing over 40% of total traffic in the La Paz and Los Mochis airports, which in terms of size, are GAP's seventh and eleventh airports, respectively.

During the month of June, Aerocalifornia had 230 departures at the Company’s airports. Aerocalifornia’s only exclusive routes were Los Mochis - Ciudad Obregon (4 weekly outbound frequencies) and Tijuana - Tepic (one weekly outbound frequency), representing less than 7% of Aerocalifornia’s total operations with GAP.

Regarding Express Jet’s suspension, the Company estimates that its impact will be minimal since that company is not a direct client of GAP but rather offers services to Delta and Continental. According to an announcement by Continental Airlines, its flights in Mexico will not be affected by Express Jet’s suspension.

* * *

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

This report may contain projections or other forward-looking statements related to GAP that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates GAP believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico, changes in general economic, business or political or other conditions in the United States or changes in general economic or business conditions in Latin America, the price of fuel, inflation rates, exchange rates, regulatory developments, customer demand and competition, changes in the performance or terms of our concessions, developments in legal proceedings, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by GAP with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to GAP on the date hereof, and GAP assumes no obligation to update such statements.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo; and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

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Press Release	Page 2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 25, 2008